Exhibit 99.2

Presentation at Oppenheimer Technology, Internet and Communications Conference Link Motion Inc. (NYSE: LKM) August 2018 Link Motion Inc. A leading smart car and smart ride company

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The following presentation has been prepared by Link Motion Inc. (the "Company") solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any investment activity or trading strategy, nor may it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. **NOTHING HEREIN CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OR INSTRUMENT IN ANY STATE OR JURISDICTION.**

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Investor Presentation Segments 1. From NQ Mobile to Link Motion 2. Overview of Link Motion Smart Ride Business 3. Overview of Link Motion Carputer/CarBrain Platform 4. Financial Overview 5. Key Catalysts and Milestones

Part 1 NQ Mobile to Link Motion A look back and into the Future

The Smart Car is the Future Revolution Mobile Telecommunications Networks provide the basic voice and data services to users Access to Internet services via the mobile app store NQ Was Founded for Smart Phone Revolution Link Motion Is Built For Future Smart Car Revolution Autonomous driving and Smart Infrastructure enable ridesharing services Access to Internet services via in - car smart services extends to Smart Ride Space 5 1. Acquired Controlling Stake in Link Motion in 2015 2. Completed Divestments of major smartphone businesses in Dec 2017 1. Utilizing the Link Motion Carputer and operate a Smart Ride business 2. Selling the Carputer directly to car makers and OEMs

Link Motion Reinvents the Car with the ‘Smart Space’ The future smart car creates a personalized moving “Smart Space.” This space is passenger - centric and provide all types of services connected to the internet home on the road o ffice / b usiness Smart Space links your home and office to create a seamless internet lifestyle. 6

In-car Smart Space Services - A new market with scale ($100 Billion +)

1 China's Urbanization Trends Continue to Create Major Transportation and Logistics Stress
2 Ridesharing Services solve some of these issues.
3 Next gen solutions will come from Smart Space Services as passengers demand more

1.03 billion times per day	X 30 Min/ride	500 million hours per day		$100BN+
The number of car transportation/day in China's urban population *		Avg. Time Spent in car every day by urban population 30min		Potential Market Size

•Source: survey on the tailored taxi consumers behavior in China's first, second and third tier cities [2015],
• National bureau of statistics, expert interview, Roland berger.

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Part 2 Overview of Smart Ride Business Mission – helping passengers enjoy their riding time with smart space services *Offers much more than just ridesharing *Customized smart cars (created from Link Motion’s Car Brain Platform) *In - Car Smart Space Services Platform Smart Ride Operator - The Next Generation of Ride Sharing

Smart Space Services by Link Motion CarBrain 9

Introducing Link Motion’s Smart Car

Business Development Milestones • Complete Development Phase including Pilot Program • Commercial Smart Ride Operation Begins in First Cities • Key Milestones • 5,000 vehicles in market • First owned customized vehicles equipped with smart service platform • Introduce third - party content and service providers Current Year 3 Year Plan 5 Year Plan • Key Milestones • 15,000 vehicles in 2 nd year • 50,000 vehicles in 10 - 15 cities in 3 rd year • More than 1 million orders per day • Smart Space Service • 1 new car model per year • Upgrade service content • Build Smart Space Service ecosystem and developer • Define differentiated service system and user level • Key Milestones • 200,000 vehicles with smart space services covering more than 50 cities • 4 million orders per day • Smart Space Service • Open the smart car reference design to car companies and ridesharing companies based on Link Motion Car Brain and smart space services platform embedded 13

Strategic Partnership with AutoNavi

AutoNavi Partnership Represents Key Growth Driver

- AutoNavi, a subsidiary of Alibaba Group (NYSE: BABA), will **guide riders directly from its popular mapping application to Link Motion's smart ride service**
- **Integration with the AutoNavi mapping application is key to driving significant order flow** in all of Link Motion's operational markets and locations

高德地图
amap.com

"Cars are an environment where individuals spend a significant amount of time and which through connectivity can become an important part of life. ***We believe there are many high-value opportunities for cooperation with an industry thought leader like Link Motion and look forward to a strong working relationship going forward"***

- Curtis Tong
  General Manager, AutoNavi Open Platform



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Smart Ride Services: • 50,000 vehicles Smart Space Services: • Add incremental 15% Model Suggests: • Revs RMB 10.6 billion • Op Income RMB 1.4 billion Smart Ride Services • RMB 500 per vehicle per day (15 - 25 orders/day per car average RMB 25/ order) • Op Margin approx. 10% (inclusive of car, driver, marketing and overhead costs) Smart Space Services Target after 12months Target after 36 months • RMB 90 per vehicle per day (20 orders/day per car at RMB 4.5 average per order) • Op margin approx. 45% (inclusive of app developers share, marketing and overhead costs) Financial Modeling Smart Ride Service: • 5,000 vehicles Smart Space Services: • Begin Commercialization 15

Part 3 Overview of Link Motion CarBrain Platform Link Motion History • Nomovok Ltd founded in 2002 to develop Linux embedded solutions (developed Nokia’s mobile Linux OS from 2004 including Maemo, Meego, and later Tizen) • In 2006 started developing automotive software solutions. • In 2012 started provided the software and instrument cluster for the Lamborghini Huracan model released in 2015 • NQ Mobile acquired Link Motion Holdings Limited in 2015 and consolidated the company

Years In Embedded Software Business Automotive Software Projects Delivered Top Notch Professionals Building The Products Locations Across The Globe 2002 2004 2006 2008 2011 2013 2015 15 200+ 100+ 5 17

The Car Brain The LM Car Brain Platform is Critical in: 1. Powering the Smart Ride fleet 2. Enabling Car Makers and OEM’s directly 3. Enabling Public Transportation Companies 18

Product Comparisons Traditional QNX Android Link Motion Safety Secure/Closed Secure/Closed Risk/Open Secure/Closed Reliability High Real - time Activation is Slow Delayed Almost Real - Time Cost Performance High Cost (ECU’s can not be reused/Service) High cost Low Cost (Difficult to Optimize) Low Cost and High Performance Connectivity Weak Weak Online/High High 19

Robust Security Operating system visualization Resource access control Application sandbox OTA Updates Critical For Optimization and Efficacy Vehicle hardware firewall OTA Trusted execution environment Link Motion 3 - 2 - 1 Security Shield 20

Supports Different Platforms/Customizable Link Motion L - APP Apple Carplay Baidu Carlife Android Auto App Ap k Ap k 21

Lamborghini Huracan 22

Partnership with Chery Automotive Link Motion and Chery jointly developing a new generation of smart interconnection OS platform, including autonomous driving. Chery is one of the largest Chinese car makers and is the largest exporter of China - made cars. 1 2 ★ ★ 23

Powering Pure Electric Buses in Qingdao • Selected as the platform vendor for pure electric buses in the city of Qingdao • New specialized platform for public transportation vehicles • More cities and public transportation opportunities expected CarBrain Extends Beyond Passenger Cars 24

Financial Modeling 30,000 units in production plan Target after 12months • Revenues of RMB 3,000 per unit (vehicle) • Post sale rev opportunity in updates and add - on features • Gross margin at production scale approx. 30% Car Brain Platform 1,000,000 units in production plan Target after 36months 25

Part 4 Financial Overview

Company Name Link Motion Inc. Stock Ticker LKM Stock Exchange New York Stock Exchange Total ADSs Outstanding 101.6 million Market Cap $111.0 million (as of 7.31.18) Buyback Authorization $150 million ($57 million remained as of 12.31.17) Financial Snapshot as of December 31, 2017 27

Part 5 Key Catalysts and Milestones

2018 Expectations 1. Successfully Roll out Smart Ride Business 1. Announce Key Industry and Strategic Partnerships 2. End the year with 5,000 vehicles in the market 3. Launch Smart Space Services 2. Add Key New Partnerships and Sales Deals with Link Motion’s CarBrain Platform 1. End the year with 30,000 units in production plan 3. End the year exceeding $100 million annualized revenue runrate 3 Year Expectations 1. Generate more than $1 billion in annual revenues - 50,000 vehicles in multiple cities in Smart Ride Business - 1 million units in production plan for CarBrain Platforms 2. Demonstrate a Leading Position in Smart Ride and Smart Space Service Platform

Investor Relations Contact: Chris Tyson Managing Director MZ North America Main: 949 - 491 - 8235 LKM@mzgroup.us Luke Zimmerman Senior Associate MZ North America Main: 949 - 259 - 4987 LKM@mzgroup.us Link Motion Contact: Matt Mathison Vice President Link Motion Main: 303 - 885 - 8688 matt@lkmotion.com